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NEWS RELEASE

Shaw Opposes New CRTC Taxes on Canadians

Calgary, Alberta (July 7, 2009) – Shaw Communications Inc. says the CRTC has betrayed Canadians’ trust with the announcement of two new taxes on consumers. The Commission has stated that beginning in September they will increase the Local Programming Improvement Fund from 1% to 1.5% in addition to forcing cable and satellite companies to negotiate a value for signal fee.

“After twice rejecting fee for carriage in public hearings and by government members on the Heritage Committee, it is clear that the CRTC has ignored their recommendations,” said Peter Bissonnette, President of Shaw Communications Inc. “It is difficult to believe the CRTC is mandating these tax transfers – money from the pockets of ten million Canadians to three Canadian broadcasters.”

“We have been battling these fees on behalf of our customers for the past three years and will continue to do so. With no flexibility to drop signals, the CRTC is forcing Canadians to pay for content they already receive for free today,” said Bissonnette. “The CRTC has said it will cut off our customers’ access to U.S. network signals if cable operators can’t come to an agreement with broadcasters on a fee for carriage.”

Shaw Communications Inc. noted that broadcasters have stated they will not commit to spending more on local programming. “Our customers are already heavily subsidizing the broadcasters with a CRTC ordered tax of 5% of revenues on cable and satellite services, which translates to hundreds of millions of dollars. This new $100 million subsidy will not bring any additional programming.” said Bissonnette.

Shaw will continue to fight these new regulatory fees aggressively.

About Shaw
Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Shaw Direct). The Company serves 3.4 million customers, including over 1.6 million Internet and 775,000 Digital Phone customers, through a reliable and extensive network, which comprises 625,000 kilometres of fibre. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR).

For further information please contact:

Shaw Investor Relations
investor.relations@sjrb.ca